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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)

SYNSORB BIOTECH INC. (Name of Issuer)
Common Stock, no par value (Title of Class of Securities)
87160V-10-4 (CUSIP Number)
Gregory B. Matthews 400,521-3rd Avenue S.W. Calgary, Alberta T2P 3T3 (403) 263-3653 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

William L. Boeing
Haynes and Boone, LLP
2505 N. Plano Road, Suite 4000
Richardson, Texas 75082
(972) 680-7553

July 23, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:    / /.

SCHEDULE 13D

CUSIP No.    87160V-10-4

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
Scout Capital Corp.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/x/

(3)	SEC Use Only

(4)	Source of Funds
WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)	Citizenship or Place of Organization
Alberta, Canada

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power
749,502

		(8)	Shared Voting Power
0

		(9)	Sole Dispositive Power
749,502

		(10)	Shared Dispositive Power
0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
749,502

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares / /

(13)	Percent of Class Represented by Amount in Row (11)
15.1%

(14)	Type of Reporting Person
CO

        This Amendment No. 7 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed by Scout Capital Corp. with the Securities and Exchange Commission ("SEC") on December 31, 2001 relating to the Common Stock of Synsorb Biotech Inc., as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 8, 2002, Amendment No. 2 to Schedule 13D filed with the SEC on April 23, 2002, Amendment No. 3 to Schedule 13D filed with the SEC on April 25, 2002, Amendment No. 4 to Schedule 13D filed with the SEC on May, 23, 2002, Amendment No. 5 to Schedule 13D filed with the SEC on May 31, 2002 and Amendment No. 6 to Schedule 13D filed with the SEC on July 3, 2002 (as previously amended, the "Filing"). Capitalized terms used herein which are not defined herein have the meanings given to them in the Filing. The main purpose of this amendment is to amend and restate the information contained in Items 2 and 5 of the Filing. Except as set forth below, all previous Items of the Filing remain unchanged.

Item 2. Identity and Background.

        The name of the person filing this statement is Scout Capital Corp. ("Scout"). Scout is a corporation incorporated under the laws of the Province of Alberta, Canada. The names, citizenship, business addresses, present principal occupation or employment, and the name and the principal business address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Scout are set forth in Schedule A hereto and incorporated herein by this reference.

        The principal business office of Scout is located at 400, 521 - 3rd Avenue S.W., Calgary, Alberta Canada T2P 3T3. Scout is a publicly traded Canadian investment company. Scout's common shares are listed for trading on the Canadian Venture Exchange.

        During the past five years, none of the foregoing persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety to read as follows:

Scout Capital Corp.

(a)	Number of Securities Beneficially Owned: 749,502 shares of Common Stock
Percentage of Class: 15.1%
(b)	Sole Voting Power: 749,502 shares of Common Stock
Shared Voting Power: 0 shares of Common Stock
Sole Dispositive Power: 749,502 shares of Common Stock
Shared Dispositive Power: 0 shares of Common Stock
(c)	The transactions made by Scout in the Common Stock since the date of the last amendment to the Filing are detailed on Schedule B hereto, which is incorporated herein by this reference.

Tim Tycholis

(a)	Number of Securities Beneficially Owned: 17,900 shares of Common Stock
Percentage of Class: 0.4%
(b)	Sole Voting Power: 17,900 shares of Common Stock
Shared Voting Power: 0 shares of Common Stock
Sole Dispositive Power: 17,900 shares of Common Stock
Shared Dispositive Power: 0 shares of Common Stock
(c)	The transactions made by Mr. Tycholis in the Common Stock since the date of the last amendment to the Filing are detailed on Schedule C hereto, which is incorporated herein by this reference.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Scout Capital Corp.
By:	/s/ DAVID L. TONKEN
Name: David L. Tonken Title: Chief Executive Officer

Date: August 5, 2002

SCHEDULE A

INFORMATION CONCERNING THE EXECUTIVE OFFICERS
AND DIRECTORS OF SCOUT CAPITAL CORP.

	Name	Citizenship	Business Address	Present Principal Occupation
1.	Thomas H. Field Director of Scout Capital Corp.	Canadian	4028 Comanche Road N.W. Calgary, Alberta T2L 0N8	Self Employed Businessman
2.	Geoffrey P. Smith Director of Scout Capital Corp.	Canadian	3030 Signal Hill Drive S.W. Calgary, Alberta T3H 2X7	Self Employed Businessman
3.	John Tomanek Director and Officer of Scout Capital Corp.	Canadian	400, 521 - 3rd Avenue S.W. Calgary, Alberta T2P 3T3	Chief Financial Officer Scout Capital Corp. 400, 521 - 3rd Avenue S.W. Calgary, Alberta T2P 3T3
4.	David L. Tonken Director and Officer of Scout Capital Corp.	Canadian	400, 521 - 3rd Avenue S.W. Calgary, Alberta T2P 3T3	President Chief Executive Officer Scout Capital Corp. 400, 521 - 3rd Avenue S.W. Calgary, Alberta T2P 3T3
5.	Timothy Tycholis Director of Scout Capital Corp.	Canadian	29 MacKay Drive S.W. Calgary, Alberta T2V 2A4	Self Employed Businessman

SCHEDULE B

SCOUT TRANSACTIONS IN THE COMMON STOCK

Trades Executed on the Toronto Stock Exchange:

	Date	Number of Shares	Price (Cdn.)	Type of Transaction
1.	June 28, 2002	23,100	$1.3649	Purchase
2.	July 12, 2002	20,400	$1.25	Purchase
3.	July 23, 2002	30,000	$1.2359	Purchase

SCHEDULE C

TRANSACTIONS IN THE COMMON STOCK
BY MR. TYCHOLIS

Trades Executed on the Toronto Stock Exchange:

	Date	Number of Shares	Price (Cdn.)	Type of Transaction
1.	July 24, 2002	2,600	$1.05	Purchase
2.	July 24, 2002	3,000	$1.016	Purchase
3.	July 24, 2002	3,200	$.90	Purchase
4.	July 25, 2002	8,600	$.91	Purchase
5.	July 26, 2002	500	$.91	Purchase

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SCHEDULE 13D
SIGNATURE
SCHEDULE A INFORMATION CONCERNING THE EXECUTIVE OFFICERS AND DIRECTORS OF SCOUT CAPITAL CORP.
SCHEDULE B SCOUT TRANSACTIONS IN THE COMMON STOCK
SCHEDULE C TRANSACTIONS IN THE COMMON STOCK BY MR. TYCHOLIS